EXHIBIT 23.01
INDEPENDENT ACCOUNTANTS' CONSENT WITH RESPECT TO THE COMPANY

<u>CONSENT OF INDEPENDENT ACCOUNTANTS</u>

We hereby consent to the incorporation by reference in this Registration Statement on Form S-4 of Pepco Holdings, Inc. (the "Registration Statement") of our report dated January 18, 2002, relating to the financial statements, which appears in Pepco Holdings, Inc.'s Annual Report on Form 10-K for the period from inception (February 9, 2001) through December 31, 2001.

We also consent to the reference to us under the heading "Experts" in the Registration Statement.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Washington, DC
February 25, 2003